Disaffiliation of Affiliated Company

1. Affiliated Name of Company : Korea Thrunet Co., Ltd. (“Thrunet”)

• Representative Director: Mr. Soon-Yub Kwon

• Total Assets (in KRW): 343,374,091,370

• Total Liabilities (in KRW): 207,692,268,291

• Total Stockholders’ Equity (in KRW): 135,681,823,079

• Capital Stock (in KRW): 257,836,065,000

• Major Business : Wired/Wireless Telecommunication Business

2. Name of Affiliated Group: Hanarotelecom, Inc. (“Hanaro”)

3. Reasons for Disposal

• Merger with Hanaro to strengthen the market competitiveness in the Broadband market

• Merger approval of the Ministry of Information and Communication (December 29. 2005)

4. Ratio(%) of Stocks Owned by the Largest Shareholder after Disaffiliation: nil

5. Number of Affiliated Companies After : 4

6. Date of Change: January 1, 2006

7. Others

• Total assets and other figures of affiliated company are as of September 30, 2005.

• Ratio(%) of stocks owned by the largest shareholder after disaffiliation needs not to be indicated as

Thrunet is merged with Hanaro.

• Date of change refers to the day on which Thrunet merged with Hanaro.